UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Ambient Corporation

————————————————————————————————————

(Name of Issuer)

Common Stock

————————————————————————————————————

(Title of Class of Securities)

02318N201

————————————————————————————————————

(CUSIP Number)

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

————————————————————————————————————

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2013

————————————————————————————————————

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 02318N201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vicis Capital, LLC 45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO - funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,097,083
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 10,097,083
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,097,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 60.6%
14.	Type of Reporting Person (See Instructions) IA

2

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Ambient Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7 Wells Avenue, Newton, Massachusetts 02459.

Item 2. Identity and Background

(a)	The name of the reporting person is Vicis Capital, LLC (“Vicis”). All 10,097,083 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 10,097,083 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware.

3

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1043, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired 13,297,083 shares of Common Stock.

On July 31, 2013, the Fund sold 1,600,000 shares of Common Stock in a series of four privately negotiated transactions. In consideration thereof, the Fund received four fully collateralized secured promissory notes each in the principal amount of $600,000 (or a price per share of $1.50) and bearing interest at a rate of 0%.

On August 9, 2013, the Fund sold 1,600,000 shares of Common Stock in a series of three privately negotiated transactions. In consideration thereof, the Fund received two fully collateralized secured promissory notes in the principal amount of $600,000 and $1,200,000, respectively (at a price per share of $1.50) and bearing interest at a rate of 0%, and one fully collateralized secured promissory notes in the principal amount of $440,000 (at a price per share of $1.10). As a result of the foregoing transactions, Vicis may be deemed to beneficially own 10,097,083 shares of Common Stock.

4

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, has acquired and disposed of the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

In connection with a July 31, 2007 purchase by the Fund from the Issuer of a certain Senior Secured Convertible Promissory Note, the Fund acquired the right, until such time as the Fund’s fully diluted ownership of the Issuer is less than 10%, to designate one member of the Issuer’s Board of Directors, or, in the event that the number of directors on the Issuer’s Board of Directors is greater than five (5), the right to designate the number of members of the Issuer’s Board of Directors equal to the product (such product rounded up) of (x) the Fund’s fully diluted ownership of the Issuer, multiplied by (y) the total number of directors of the Issuer. The Fund designated Shad Stastney as its designee pursuant to this right, and Mr. Stastney was elected a director of the Issuer at the Issuer’s Annual Meeting of Stockholders held on June 27, 2008. Information regarding Mr. Stastney and his experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of several public and private companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

5

Item 5. Interest in Securities of the Issuer

(a)	All 10,097,083 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Vicis Capital, LLC may be deemed to beneficially own such 10,097,083 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital, LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 10,097,083 shares of Common Stock represent approximately 60.6% of the Issuer’s outstanding Common Stock (based upon 16,664,553 shares of Common Stock outstanding at August 13, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2013, and 10,097,083 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock since the date on which Vicis last filed an amendment to this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On August 12, 2013, the Fund and the Issuer entered into a financing arrangement pursuant to a Note Purchase Agreement. Under the terms of the Note Purchase Agreement, the Fund agreed to fund up to $5,000,000 cash to the Issuer, funded in increments of $500,000 each time prior to June 30, 2014 that the Issuer certifies to the Fund that its available cash falls below $500,000, in exchange for which the Fund would receive a senior secured note (payable solely in cash and not convertible into equity securities of the Issuer) due June 30, 2014, and bearing interest at 12%. No amounts have been funded to the Issuer pursuant to this arrangement as of the date hereof.

Item 7. Material to Be Filed as Exhibits

Ex. 99.1	Note Purchase Agreement by and between the Fund and the Issuer dated as of August 12, 2013 (Incorporated by reference to Exhibit 10.5 of the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013)

Ex. 99.2	Security Agreement by and between the Fund and the Issuer dated as of August 12, 2013 (Incorporated by reference to Exhibit 10.6 of the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013)

Ex. 99.3	Form of Senior Secured Note ((Incorporated by reference to Exhibit 4.1 of the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013)

6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2013

———————————————————————

Date

/s/ Andrew Comito

———————————————————————

Signature

Andrew Comito, Compliance Officer*

———————————————————————

Name/Title

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.

7